Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Replidyne, Inc.:
We consent to the incorporation by reference in the registration statement (No. 333-135954) on Form S-8 of Replidyne, Inc., of our report dated March 26, 2007, with respect to the balance sheets of Replidyne, Inc. as of December 31, 2006 and 2005, and the related statements of operations, preferred stock, stockholders’ equity (deficit) and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2006, which report appears in the December 31, 2006 annual report on Form 10-K of Replidyne, Inc. Our report refers to the adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, effective January 1, 2006.
KPMG LLP
Boulder, Colorado
March 26, 2007